SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02046684

9/30/02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the months of July, August and September, 2002.

SkyePharma PLC
(Translation of Registrant's Name Into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled, or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Table of Contents – Form 6 K
SkyePharma PLC
October 18th, 2002

SkyePharma

INVESTOR RELATIONS

SkyePharma Appoints Douglas Parkhill as Company Secretary

LONDON, UK, September 26, 2002 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announced today the appointment of Douglas Parkhill as Company Secretary.

Mr. Parkhill joined SkyePharma as Group Financial Controller in 1996. Prior to that he was the Group Company Secretary for Black & Edgington and Finance Director of its trading subsidiaries. Mr Parkhill was awarded a Bachelor of Accountancy from Glasgow University and became a member of the Institute of Chartered Accountants of Scotland.

Mr. Parkhill replaces Suzanne McLean, who was General Counsel and Company Secretary.

RNS Number:4137B
Skyepharma PLC
19 September 2002

SkyePharma PLC (the "Company")
19 September 2002

SkyePharma PLC (the "Company")

The SkyePharma PLC General Employee Benefit Trust (the "Trust")

The Trustees of the Trust, established under a Trust Deed dated 21st December 2000, have acquired the following Ordinary shares in SkyePharma PLC in order to meet part of its anticipated future requirements for all participating employees under the Company's share schemes.

1,320,479 Ordinary shares at an average price of 56.1542 pence on 18 September 2002

179,521 Ordinary shares at an average price of 56.9748 pence on 19 September 2002

As the Trust is a discretionary trust, all executive directors of SkyePharma PLC are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive directors of the Company, being members of the class of potential beneficiaries, are now interested in a total of 1,626,260 Ordinary shares of 10 pence each in the Company held by the Trustees.

- ENDS -

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSQKLFFLKBZBBE

Skyepharma(SKP)

Change (p)	Change (%)	Curr	Bid	Offer	High	Low	Open	Volume
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Three Year Chart **Intraday Chart**

SkyePharma PLC

Press announcement

FOR IMMEDIATE RELEASE **18 September 2002**

Interim Financial Results
for the six months ended 30th June 2002

LONDON, UK September 18, 2002 -- SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) today announces interim financial results for the six months ended 30th June 2002.

SkyePharma now has nine approved products validating SkyePharma's drug delivery technologies. The Company anticipates the launch of up to four more products over the next three years, each with the potential to generate sales-related revenues equivalent to or greater than those anticipated from Paxil® CR.

Early-stage collaborations with GeneMedix and Sakai Chemical Industry Co Ltd (Sakai) are likely to lead to further expansion of SkyePharma's pipeline of 12 products in clinical development (Filed – 1 product; Phase III : 3 products; Phase II : 4 products; Phase I : 4 products).

Financial Highlights – six months to 30 June 2002

- Turnover up 87% to £27.7 million (2001: £14.8 million)
- Gross profit almost trebled to £15.4 million (2001: £5.5 million)
- R&D spend increased by 28% to £12.1 million (2001: £9.4 million)
- Operating loss fell by 79% to £2.0 million (2001: £9.9 million)
- Loss per share reduced 68% to 0.7 pence (2001: 2.2 pence)
- Net cash of £50.2 million
- Cash inflow before financing £0.4 million (2001: outflow £20.9 million)
- Deferred income of £16.1 million (2001: £2.4 million)

Ian Gowrie-Smith, SkyePharma's Executive Chairman commented, "Our focus for the rest of the year will be on the goals to achieve profitability for the financial year 2002. We remain committed to realizing this mission through solidifying a leadership position in the application of proprietary drug delivery technologies for the development and commercialisation of enhanced therapeutics."

5/

Operating Highlights

- Further product approvals and launches validate drug delivery technologies
  Paxil CR (GlaxoSmithKline): anxiolytic-antidepressant/oral
  Successful US launch: new prescriptions approaching 20% total new Paxil sales
  Captured nearly 5% US SSRI market (data at 30 Aug 2002)

  Coruno™ (Therabel): Geomatrix™ formulation of angina therapy molsidomine
  Approved for launch in Belgium

  Solaraze™ (Quintiles/Shire): pre-cancerous skin disorder/topical
  European marketing rights transferred to Shire Pharmaceuticals
  Marketing rights re-acquired for Australia, New Zealand, Singapore and Malaysia

- Clinical results from pain management portfolio
  First Phase III pivotal study shows DepoMorphine™ is safe and provides statistically-significant pain relief for 48 hours

- Good pipeline progress
  Phase I study with HFA-budesonide (asthma / inhalation) completed
  Enrolling Phase II clinical studies for propofol (pain management / enhanced solubilisation) and HFA-formoterol (asthma / inhalation)

- New product development
  Joint development of sustained-release interferon alpha-2b with GeneMedix
  Development of topical formulation of acyclovir for Sakai Chemical Industry Co Ltd (Sakai)

- Corporate agreements
  Acquired Bioglan topical drug delivery technology portfolio and Biosphere™ sustained release injectable technology
  Strategic collaboration with Kowa, taking £25m stake in SkyePharma

Forward-looking statements The foregoing discussions contain certain forward-looking statements with respect to certain development projects, potential collaborative partnerships, results of operations and certain plans and objectives of SkyePharma including in particular the statements regarding potential sales revenue from Paxil CR, targeted sales revenue from other products both currently marketed and under development, possible launch dates for new products and the target to achieve operating profitability for the 2002 financial year. By their nature forward-looking statements involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied. The significant risks related to SkyePharma's business which could cause the actual results and developments to differ materially from these forward-looking statements are discussed in SkyePharma's SEC filings under the caption "Risk Factors".

For further information, please contact:
SkyePharma PLC **Tel no: +44 20 7466 5000 (today): thereafter +44 20 7491 1777**
Michael Ashton - Chief Executive Officer
Donald Nicholson - Finance Director
Val Tate - Head of Investor Relations

Buchanan Communications Ltd **Tel No: 020 7466 5000**
Tim Anderson / Nicola How

6/

Chairman's statement

Driven by success

The first six months of 2002 have witnessed a significant chapter in SkyePharma's development. Certain key events, most notably the successful launch of Paxil CR by our partner GlaxoSmithKline (GSK) and our expanded pipeline and geographic presence will, we believe, significantly contribute to the rising quality of earnings going forward. By the end of August, Paxil CR accounted for over 19% of all new Paxil prescriptions, an initial growth rate that exceeded our own estimates and those of pharmaceutical analysts, several of whom now predict sales reaching US$1 billion by 2005. Commercialisation of a reformulated Paxil CR strongly validates our oral delivery technology and enhances our credibility in the global pharmaceutical marketplace.

A growing portfolio of launched products

Successful as Paxil CR is proving to be, it is important to emphasise the growing strength of SkyePharma's product portfolio, underpinned by our world-leading drug delivery technology. There are now nine approved products, validating four of the five technology platforms. Among these products is Solaraze, the European marketing rights for which were transferred in May to Shire Pharmaceuticals (Shire) from Bioglan Pharma (Bioglan) following its move into administration. Another is a previously-undisclosed, newly-approved, Geomatrix oral formulation of molsidomine, trade name Coruno, a treatment for angina developed for the Belgian pharmaceutical company, Therabel.

We anticipate the launch of possibly four more products over the next three years, each with the potential to generate sales-related revenues equivalent to, or greater than, that anticipated from Paxil CR; our own DepoMorphine, aiming to provide 48 hours of post-operative pain relief from a single injection; a dry powder formulation of Novartis' asthma drug, Foradil®; our own HFA-powered, metered dose inhaler (MDI) containing formoterol to treat asthma; and an improved formulation of the sedative, anaesthetic propofol. Increasing sales-related revenue is key to effecting a change in the quality of earnings from less predictable contract revenues that, in turn, will underpin sustained profitability.

An expanding development pipeline

Our expanding development pipeline will drive commercial success beyond 2005. Of particular note this half-year is the progress made by our clinical and regulatory group. The first Phase III pivotal study with DepoMorphine shows that our sustained-release morphine product is safe and provides statistically-significant pain relief for 48 hours. We have started enrolling patients into Phase II clinical studies with a further product from our pain management portfolio, the anaesthetic propofol, and into Phase I studies with our HFA-formoterol MDI. Further progress is detailed in the "Review of Operations".

Following Bioglan Pharma placing its business into administration, we have strengthened our topical drug delivery capabilities by acquiring the remaining rights to three platforms technologies. As part of the same transaction, we enhanced our sustained release injectable technology through the acquisition of Biosphere. We now have the broadest-available range of drug delivery technologies – in the areas of oral, inhalation, injectable, topical and enhanced solubilisation.

Further strategic collaborations

A strategic collaboration with Kowa Company Ltd (Kowa) was strengthened in June by its purchase of a 5% equity stake in SkyePharma concurrent with an announcement to consider a 50% interest in SkyePharma's manufacturing facility in Lyon. Together, we are also evaluating the application of SkyePharma's drug delivery technology to Kowa's products and pipeline. While Kowa evaluates these opportunities, we maintain an active relationship involving the formulation and scaled-up manufacture for a new lipid-lowering agent NK-104 to support late-stage clinical development of the drug.

The task ahead

Our focus for the rest of the year will be on the goals to achieve profitability for the financial year 2002. We remain committed to realising this mission through solidifying a leadership position in the application of proprietary drug delivery technologies for the development and commercialisation of enhanced therapeutics.

Ian Gowrie-Smith
Executive chairman

7/

Review of operations

Taking steps for sustained profitability

With the realisation of key corporate initiatives and advancements in our product development programs, we are taking the steps necessary to achieve a profitable financial year for 2002.

Growing portfolio of launched products

Our portfolio of approved or launched products has now reached a total of nine. The most notable event of the half year was GSK's launch of antidepressant Paxil CR, a new Geomatrix, controlled release, oral formulation of the world's seventh largest selling drug designed to control the absorption of the active ingredient. By the end of August, over 19% of all new Paxil prescriptions were being written for the new formulation.

Historically, over half of the patients treated with a broad range of antidepressants discontinue their treatment within three months because they experience side effects, such as nausea, before the slower onset of clinical benefits. Recently published clinical data indicate that Paxil CR is an effective and well-tolerated antidepressant exhibiting symptomatic improvement as early as one week into therapy. Additionally, the studies noted lower dropout rates due to adverse events.

Recognising the patients' acceptance of the product, over 50% Paxil CR sales are now for repeat prescriptions. In just over four months, Paxil CR has captured around 5% of the total US market for selective serotonin reuptake inhibitors (SSRI).

Supporting our increasing sales-related revenue stream from the successful launch of Paxil CR, other products continue to grow in their respective markets. Solaraze, our topical gel formulation for the treatment of actinic keratosis (AK), is well positioned for market growth both in the US and Europe. Launched in January by Quintiles, US sales had grown to capture 14% market share of all major AK-approved products by July 2002. Once the affairs of our European marketing partner Bioglan were put into the hands of administrators, the marketing rights to Solaraze were transferred to Shire Pharmaceuticals. A recent product re-launch in the UK highlights the growing incidence of AK, with over one third of all men over 70 years of age affected. Solaraze is promoted as the treatment option that causes minimal patient discomfort, compared with cryosurgery or topical 5-fluorouracil treatment, whilst demonstrating complete or significant global improvement in up to 79% of patients.

DepoCyt®, a sustained-release, DepoFoam injectable formulation of cytarabine to treat neoplastic meningitis, has been repositioned in the US to maximise its commercial potential. Our US partner, Chiron, is aiming to increase awareness of this cancer complication, enabling earlier stage treatment. To fulfil the US Food and Drug Administration post-marketing requirements and to expand the label to neoplastic meningitis and the treatment of solid tumour neoplastic meningitis, we continue to enrol patients into a US Phase IV study. To support the clinical study, new sites will open in Europe during the second half of this year. DepoCyt has also been approved for marketing in Europe. Recent, high-profile restructuring by our European marketing partner Elan Pharmaceuticals (Elan) is under active scrutiny to ensure this product reaches the market in a timely fashion.

Sales of Xatral® OD, currently marketed by Sanofi-Synthelabo in 14 European countries, as well as certain territories in Asia, South America and Africa, continue to increase. Xatral OD is a once-daily, Geomatrix oral formulation of alfusozin, a proven treatment for benign prostatic hypertrophy (BPH). Combined sales of Xatral OD and the multidose formulation of Xatral have achieved European sales of €89 million in the first six months of 2002, up 26% on the previous half year. Targeting a sales objective of around €500 million by 2006, Sanofi-Synthelabo anticipates submitting a US New Drug Application clinical supplement for Xatral OD in 4Q 2002, and a US launch for the symptomatic treatment of BPH in 2003. A further Phase III clinical study is seeking to expand treatment indications to include the management of acute urinary retention.

A second product, re-formulated by SkyePharma for the Therabel Group, has recently been approved by the Belgian regulatory authorities for local marketing. Coruno is a once-daily, Geomatrix, oral formulation of molsidomine, used to treat angina pectoris, a common symptom of coronary heart disease. Angina patients experience recurring pain or discomfort in the chest caused by a narrowing of the arteries carrying blood to the heart. Therabel estimates that sales, on which SkyePharma will receive undisclosed royalties, will rise to around €40 million in several years' time, following further European launches.

Review of operations continued

A late-stage clinical pipeline

Two Phase III clinical programs, Foradil and DepoMorphine, continue to make progress toward commercialisation allowing us to anticipate the future sales-related revenues that are significant in our overall growth strategy.

Our lead inhalation product is a dry powder formulation for Novartis' Foradil, a fast-onset, long-acting bronchodilator used by asthma patients. With an anticipated, on-track filing for both the US and Europe around the year end, we look forward to a possible first launch in late 2003 or early 2004.

DepoMorphine is our DepoFoam sustained-release injectable formulation of morphine designed to deliver up to 48 hours of pain relief with a single pre-operative injection. The first of two Phase III pivotal studies has demonstrated efficacy to a high level of statistical significance ($p<0.001$) and a safety profile improved relative to earlier Phase II studies. One of three further Phase III studies, investigating the efficacy of DepoMorphine in additional pain models, has also completed recruitment. We anticipate that the second pivotal Phase III study will be completed by the year end. We remain on track for a US filing by mid-2003.

Further product development

Pain management

In addition to DepoMorphine, our pain management portfolio includes two other promising drugs that are initiating clinical trials, propofol and DepoBupivacaine™. We acquired an enhanced reformulation of the anaesthetic propofol with RTP Pharma. Current formulations have several practical limitations, including the risk of microbial growth following accidental contamination. We have already started enrolling patients into a multicentre, active-controlled Phase II clinical study investigating the product's safety and efficacy.

DepoBupivacaine is an extended-release DepoFoam formulation of bupivacaine. A pilot Phase I clinical study indicated that DepoBupivacaine has a local anaesthetic effect that could exceed 48 hours. Initially targeting arthroscopic knee surgery, we aim to start US Phase II clinical studies by the year end.

Inhalation

A Phase I clinical study with AstraZeneca's Pulmicort (budesonide) in a metered dose inhaler (MDI) formulation, powered by the environmentally friendly propellant HFA, has been successfully completed. The pharmacokinetic study showed bioequivalence between our HFA-MDI and the already-marketed formulation. Additionally, we have started dosing patients in a Phase IIb trial of the proven asthma drug formoterol delivered by our own HFA-powered MDI.

Dermatology

Through the acquisition of Bioglan's topical drug delivery business, we have added a further product to the dermatology development pipeline through a currently early-stage joint programme with Sakai Chemical Industry Co. Ltd (Sakai). We are applying the ES-Gel topical technology to formulate and develop acyclovir, an anti-viral drug used to treat herpes simplex and varicella zoster (shingles) virus infections. Tests with an ES-Gel formulated acyclovir prototype demonstrated a tenfold increase in drug availability in the skin compared to an existing commercially-available product. Under the agreement, Sakai has an exclusive licence for the product in Japan. SkyePharma will receive development milestones and royalties based on Japanese sales. In addition, SkyePharma has product rights for the rest of the world in return for royalty payments to Sakai.

Psoraxine, the injectable psoriasis therapy under development by SkyePharma with Astralis, is in a Phase II study in Venezuela, aiming to start US clinical studies in the next six months. Production of clinical-grade material is now in progress in the US following successful scale-up of the necessary cell line.

Review of operations continued

Further product development continued

Injectables

A recently announced collaboration with GeneMedix focuses on the joint development of a sustained-release, injectable formulation of interferon alpha-2b. Building on previous work using our proven DepoFoam injectable delivery platform, we are aiming to deliver therapeutic doses of interferon alpha-2b over a period up to 28 days from a single injection. This would represent a considerable benefit to patients with Hepatitis C whose current treatment may require injection of interferon alpha-2b every few days. Extended-release formulations of macromolecules, particularly proteins, create a substantial market opportunity believed to be worth in excess of US$10 billion.

Maintaining a leadership in drug delivery technology

Since December last year, we have acquired further drug delivery technologies to expand our available portfolio and to complement existing systems. World-recognised enhanced solubilisation technology came via the acquisition of RTP Pharma (RTP). A centre of excellence for this particular technology, the former RTP also contributes a portfolio of ten development products and established relationships with companies including Baxter Healthcare and Schering-Plough. The Montreal-based scientists are now working to identify synergies with the Groups' other operations and with ongoing internal development projects.

In May, Bioglan's administrators sold us the intellectual property rights and know-how behind three topical drug delivery technologies, DermaStick, Crystalip and ES-Gel, that remained with Bioglan following a 2001 development and commercialisation agreement between our two companies. The technologies are being transferred to SkyePharma's topical centre of excellence in Muttenz, Switzerland. Scientists from Bioglan's former drug delivery business based in Sweden are now focused on the continued development of Biosphere sustained-release injectable technology, which we also acquired at the same time from Bioglan's administrators. Biospheres are an alternative approach for the delivery of macromolecules, proteins and peptides, possibly in dry formulations, an area of significant potential.

A growing, global infrastructure

As our pipeline of products and technologies has expanded, so has our geographic presence. The wide-ranging strategic collaboration agreement, signed with Kowa in June, further strengthens SkyePharma's presence in Japan. This has grown considerably over the last year with the signature of agreements with five other Japanese companies. We recently opened an office in Osaka to serve the growing need for innovative drug delivery products within the world's second largest pharmaceutical market.

In addition, our global business development team is actively building the Company's core business because it is essential to maintain a continuous flow of new feasibility studies to fill the clinical pipeline behind completed projects. Such studies also enable us to explore and expand the application of our technologies. In the first half of 2002, six new feasibility deals were secured.

Generating momentum

We now have significant momentum to carry us forward. Realising several key initiatives has positioned us for near-term product development and commercial success, and centrally, for sustained overall growth. Our leadership position in the drug delivery marketplace has been further strengthened in the period under review and our relationships continue to reward us with increasing revenues and enhanced credibility. Looking ahead, we will continue building the business into an integrated speciality pharmaceutical company with operating performance measurable through increased earnings visibility and growing sales-related revenues.

Michael Ashton
Chief Executive Officer

FINANCIAL REVIEW

Turnover

Turnover increased by 87% to £27.7 million in the six months to 30 June 2002, compared with £14.8 million in the same period in 2001. This follows on from a 90% increase for the full year in 2001 and represents a cumulative annual growth rate of 53% since 1996.

Contract research and development and licensing, including milestone payments, more than doubled during the period to £22.7 million (H1 2001: £10.8 million). Milestone payments included £12.5 million from Shire for the rights to market Solaraze in Europe. The total consideration for these rights is up to £15.0 million, with £2.1 million contingent on conditions including Solaraze's launch in certain European countries. Manufacturing and distribution revenues remained substantially unchanged at £3.2 million in the half year. Royalty income, primarily from Paxil CR and Xatral OD, increased by £1.0 million to £1.8 million.

Deferred income

During the period, £4.4 million of turnover and other income was deferred according to SkyePharma's revenue recognition policy, in addition to the £11.7 million deferred at the end of 2001. This results in a total deferral of £16.1 million by the end of the period comprising;

Contract development revenue	£8.0 million
Other income	£8.1 million
	£16.1 million

Cost of sales

Cost of sales comprises research and development expenditures, including the costs of certain clinical trials incurred on behalf of our collaborative partners, the direct costs of contract manufacturing, direct costs of licensing arrangements and royalties payable. The cost of sales was £12.3 million in the first six months of 2002 compared to £9.3 million in the same period last year. The resulting gross profit almost trebled to £15.4 million compared to £5.5 million in 2001 mainly due to the increased level of milestone income.

Expenses

Selling, marketing and distribution expenses fell slightly to £2.1 million, compared to £2.4 million in H1 2001, reflecting reduced expenses for DepoCyt under the collaboration agreement with Chiron Corporation. Our own research and development expenses in the period increased by £2.7 million to £12.1 million mainly due to increased expenditure on new self funded projects including propofol and formoterol. Amortisation of intangible assets increased by £0.9 million to £2.8 million in 2002 primarily due to the amortisation of goodwill on the RTP acquisition, which amounted to £0.7 million. Other administration expenses were £8.1 million in 2002 compared to £5.1 million in 2001. Of the increase, approximately £1.5 million related to one-off charges and professional fees resulting from the transactions undertaken during the period, including costs associated with the administration of Bioglan. The remaining £1.5 million increase was due to the inclusion of the administration costs of SkyePharma's new operations in Canada and Sweden and the growth of the business generally.

Other operating income

In March 2002 SkyePharma signed an agreement with Paul Capital Royalty Acquisition Fund principally to fund the clinical development of propofol and formoterol. This agreement is in addition to an agreement with Paul Capital signed in 2000 to fund the clinical development of DepoMorphine. Further details are provided in note 3, Other Operating Income. Income of £7.7 million was recognised during the period under these agreements, which essentially off-sets the research and development expenses associated with DepoMorphine, propofol and formoterol.

Operating results

The group operating loss fell by £7.9 million, or 79%, to £2.0 million in the half year. The Group's loss on ordinary activities before tax also fell by 66% to £4.0 million for the six months to 30 June 2002, after a net interest payable increase of £0.3 million, compared to a loss of £11.6 million in 2001.

11

FINANCIAL REVIEW continued

Operating results continued

The acquisition of SkyePharma Canada Inc (formerly RTP Pharma Inc) in December 2001 negatively impacted the half-year results by £0.5 million primarily due to the amortisation expense noted above.

The loss per share for the period fell 68% to 0.7 pence, which compares with a loss of 2.2 pence for the same period in 2001.

Foreign currency exchange movements did not have a material impact on the results of operations in 2002 compared with 2001.

Cash balances and cash flow

SkyePharma's objective of maintaining the cash neutral position it achieved in the second half of 2001 was met in the first half of 2002.

At 30 June 2002 SkyePharma had cash and short-term deposits of £51.2 million and a bank overdraft of £1.0 million compared to £26.9 million and £1.6 million respectively at December 2001. The significant increase in cash and short-term deposits during the half-year mainly relates to a strategic investment of £25.3 million from Kowa, a leading Japanese company with substantial pharmaceutical interests.

There was a net cash inflow from operating activities of £13.7 million for the six months to 30 June 2002 compared to a net cash outflow of £14.4 million in the same period last year. During the first half of 2002 the Group purchased the drug delivery business of Bioglan AB for £3.6 million in cash and the assumption of £1.1 million of net liabilities. Purchases of fixed asset investments were £3.4 million in respect of the acquisition of convertible preferred shares of Astralis Ltd and purchases of tangible fixed assets were £2.2 million. The resulting total cash inflow from operations (before financing) for the period was £0.4 million compared with a cash outflow of £20.9 million in H1 2001.

Balance sheet

The Group balance sheet at 30 June 2002 shows shareholders' funds of £119.4 million.

During the period SkyePharma received a £3.25 million unsecured 5% convertible Note due 2007 from GeneMedix PLC in respect of a DepoFoam development agreement concerning interferon alpha-2b. The Notes are convertible at SkyePharma's option into between 8.3 million and 11.2 million GeneMedix ordinary shares at any time up to 30 June 2007. GeneMedix can elect to redeem in cash some or all of the Notes on conversion. The shares have been recorded at their fair value in SkyePharma's balance sheet.

At 30 June 2002 goodwill recorded within the profit and loss account reserve amounted to £152.7 million.

Following the April 2002 US launch and first commercial sale of Paxil CR by GlaxoSmithKline, all 12 million 'A' Deferred Shares were converted into 12 million Ordinary Shares in August 2002. This transfer had no impact on shareholder's funds.

The SkyePharma 'B' Warrants entitle holders to exercise ten 'B' Warrants to acquire one Ordinary Share at an effective price of 40 pence. These Warrants lapse on 31 December 2002.

US GAAP

Under US GAAP, the Group's loss on ordinary activities would have been £13.9 million (H1 2001: £19.9 million), and shareholders' funds would be positive at £162.0 million (H1 2001: £130.6 million). The differences from UK GAAP relate principally to the treatment of goodwill, sale of royalty interests and revenue recognition as explained more fully in the Reconciliation to US Accounting Principles on pages 22 to 24.

Donald Nicholson
Finance Director

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the six months ended 30 June 2002

	Notes	Unaudited 6 months to 30 June 2002 £'000	Unaudited 6 months to 30 June 2001 £'000	Audited 12 months to 31 December 2001 £'000
Turnover	2	27,676	14,799	46,126
Cost of sales	2	(12,268)	(9,250)	(18,820)
Gross profit		15,408	5,549	27,306
Selling, marketing and distribution expenses		(2,140)	(2,359)	(4,804)
Administration expenses				
Amortisation		(2,808)	(1,887)	(3,824)
Other administration expenses		(8,072)	(5,140)	(12,201)
		(10,880)	(7,027)	(16,025)
Research and development expenses		(12,092)	(9,416)	(17,918)
Other operating income	3	7,660	3,334	6,342
Operating loss	2	(2,044)	(9,919)	(5,099)
Associated undertaking				
Share of loss of associated undertaking		-	-	(75)
Amortisation of goodwill		-	-	(503)
		-	-	(578)
Loss on ordinary activities before interest and taxation		(2,044)	(9,919)	(5,677)
Interest receivable		380	908	1,251
Interest payable		(2,336)	(2,591)	(4,951)
Loss on ordinary activities before taxation		(4,000)	(11,602)	(9,377)
Taxation		(165)	(1)	(75)
Retained loss		(4,165)	(11,603)	(9,452)
Basic and diluted loss per Ordinary Share	4	(0.7p)	(2.2p)	(1.8p)

There was no material difference between the loss on ordinary activities before taxation and the historical cost loss before taxation in 2001 and 2002. All results represent continuing activities.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the six months ended 30 June 2002

	Unaudited 6 months to 30 June 2002 £'000	Unaudited 6 months to 30 June 2001 £'000	Audited 12 months to 31 December 2001 £'000
Loss attributable to shareholders	(4,165)	(11,603)	(9,452)
Net currency translation effect	2,523	(1,122)	28
Lapse of warrants	-	-	271
Total recognised gains and losses for the period	(1,642)	(12,725)	(9,153)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the six months ended 30 June 2002

	Unaudited 6 months to 30 June 2002 £'000	Unaudited 6 months to 30 June 2001 £'000	Audited 12 months to 31 December 2001 £'000
Shareholders' funds at the beginning of the period	95,145	68,952	68,952
Total recognised gains and losses for the period	(1,642)	(12,725)	(9,153)
Goodwill adjustments on deferred consideration	(188)	1,631	148
Equity shares issued/allocated, net of expenses	31,718	492	30,058
(Decrease)/increase in shares and warrants to be issued	(5,780)	-	5,780
Revaluation of shares and warrants to be issued	188	(1,631)	(148)
Exercise of warrants	(37)	(46)	(56)
Lapse of warrants	-	-	(436)
Net movement in the period	24,259	(12,279)	26,193
Shareholders' funds at the end of the period	119,404	56,673	95,145

CONSOLIDATED BALANCE SHEET
as at 30 June 2002

	Notes	Unaudited 30 June 2002 £'000	Unaudited 30 June 2001 £'000	Audited 31 December 2001 £'000
Fixed assets				
Intangible assets	5	101,453	70,221	98,228
Tangible assets		46,342	40,709	44,952
Investments	6	17,382	790	14,211
		165,177	111,720	157,391
Current assets				
Stock		1,342	1,555	2,278
Debtors		9,086	15,292	14,022
Investments	7	2,353	-	-
Cash and short-term bank deposits		51,233	20,194	26,892
		64,014	37,041	43,192
Creditors: amounts falling due within one year				
Deferred income		(16,073)	(2,354)	(11,690)
Other creditors		(23,730)	(20,480)	(23,498)
	9	(39,803)	(22,834)	(35,188)
Net current assets		24,211	14,207	8,004
Total assets less current liabilities		189,388	125,927	165,395
Creditors: amounts due after more than one year				
Convertible bonds due 2005		(58,169)	(57,755)	(57,962)
Other creditors		(11,636)	(11,311)	(12,220)
		(69,805)	(69,066)	(70,182)
Provisions for liabilities and charges		(179)	(188)	(68)
Net assets		119,404	56,673	95,145
Capital and reserves				
Share capital	10	62,325	54,208	58,402
Share premium		315,152	261,985	287,357
Currency translation reserve		1,124	(2,549)	(1,399)
Shares and warrants to be issued		5,025	6,616	10,617
Other reserves		10,683	10,888	10,720
Profit and loss account		(274,905)	(274,475)	(270,552)
Shareholders' funds				
Attributable to equity interests		96,784	34,053	72,525
Attributable to non-equity interests		22,620	22,620	22,620
		119,404	56,673	95,145

CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 June 2002

	Unaudited 6 months to 30 June 2002 £'000	Unaudited 6 months to 30 June 2001 £'000	Audited 12 months to 31 December 2001 £'000
Operating loss	(2,044)	(9,919)	(5,099)
Depreciation and amortisation	5,878	4,057	8,602
Decrease/(increase) in working capital	9,824	(8,520)	2,406
Net cash inflow/(outflow) from operating activities	13,658	(14,382)	5,909
Returns on investments and servicing of finance			
Interest received	308	2,291	2,741
Interest paid	(3,963)	(3,938)	(4,370)
Interest element of finance lease payments	(65)	(92)	(170)
	(3,720)	(1,739)	(1,799)
Taxation	-	-	(75)
Capital expenditure and financial investment			
Purchase of intangible fixed assets	(433)	(233)	(310)
Purchase of tangible fixed assets	(2,152)	(3,796)	(7,673)
Purchase of fixed asset investments	(3,356)	(790)	(8,273)
	(5,941)	(4,819)	(16,256)
Acquisitions			
Purchase of drug delivery business of Bioglan AB	(3,595)	-	-
Purchase of RTP Pharma Inc.	-	-	(4,118)
Net cash acquired with RTP Pharma Inc.	-	-	5,436
	(3,595)	-	1,318
Cash inflow/(outflow) before use of liquid resources and financing	402	(20,940)	(10,903)
Management of liquid resources			
Net (increase)/decrease in amounts held on short-term bank deposit	(23,135)	19,131	14,668
Financing			
Issue of Ordinary Share capital	25,902	444	468
Debt due within one year:			
Repayment of loans	(72)	(711)	(4,502)
Debt due beyond one year:			
Repayment of loans	(139)	(74)	(85)
Capital element of finance lease payments	(458)	(356)	(772)
	25,233	(697)	(4,891)
Increase/(decrease) in cash	2,500	(2,506)	(1,126)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 June 2002

1 ACCOUNTING POLICIES AND THE BASIS OF PREPARATION

The interim financial statements have been prepared using accounting policies consistent with those adopted by the Group in its financial statements for the year ended 31 December 2001 except as noted below.

During 2002 the Group has implemented FRS 19 'Deferred Tax'. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. The adoption of FRS 19 has had no material impact on the financial statements. As the Group moves towards sustained profitability, the Directors will consider the appropriateness of recognising a deferred tax asset.

The interim report is unaudited and does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. The results for the period to 30 June 2002 have been formally reviewed and reported upon by the auditors on page 21 to this report. The figures for the year ended 31 December 2001 are an extract from the audited financial statements for that period which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified report which contained no statement therein under section 237(2) or section 237(3) of the Companies Act 1985.

Consolidation

The consolidated financial information includes the financial statements for the Company, its subsidiary undertakings and the Group's share of the net assets and results of associated undertakings. Intra-group sales and profits are eliminated fully on consolidation. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to the date of their sale or from their date of acquisition respectively. The share of results of associated undertakings sold or acquired are included in the consolidated profit and loss account up to the date of their sale or from their date of acquisition respectively.

Investments which are held for the long term and where the Group exercises joint control, are accounted for using the gross equity method. Where the Group has certain contractual agreements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own, they are accounted for as a joint arrangement. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

Revenue recognition

Turnover comprises contract development and licensing, manufacturing and distribution, and royalty income. Contract development and licensing income represents amounts invoiced to customers for services rendered under development and licensing agreements including milestone payments and technology access fees. Contract revenue is recognised when earned and non-refundable and when there are no future obligations pursuant to the revenue, in accordance with the contract terms. Refundable contract revenue is treated as deferred until such time as it is no longer refundable. Manufacturing and distribution revenues principally comprise contract manufacturing fees invoiced to third parties, non-contract manufacturing revenues under a collaboration agreement with Chiron Corporation, plus other contract manufacturing revenue and income from product sales. Royalty income represents income earned as a percentage of product sales. Advance royalties received are treated as deferred income until earned, when they are recognised as income.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six months ended 30 June 2002

1 ACCOUNTING POLICIES AND THE BASIS OF PREPARATION continued

Research and development costs

Research costs are charged as an expense in the period in which they are incurred. Development costs are also recognised as an expense in the period in which they are incurred, unless all of the criteria are met for asset recognition. The major asset recognition criteria include: the ability to clearly define the product or process, demonstration of its technical feasibility and that a market for it exists. Development costs recognised as an asset do not exceed the probable net amount to be recovered in marketing the product or process and they are amortised over the estimated economic life.

Intangible fixed assets

Intangible fixed assets comprise goodwill, intellectual property and capitalised development costs. Goodwill, both positive and negative, being the difference between the purchase consideration in subsidiary undertakings and the Group's share of the fair value of the net assets acquired, is capitalised and amortised over a period of 20 years or less in line with the Directors' view of its useful economic life. Prior to the introduction of FRS 10, the policy adopted was to write off goodwill to reserves. As permitted by FRS 10 goodwill written off to reserves in previous years has not been reinstated on the balance sheet and adjustments to such goodwill have been taken directly to reserves. Goodwill previously written off to reserves is charged to the profit and loss account in the event of disposal of the related business.

Intellectual property comprises acquired patents, trademarks, know-how and other similarly identified rights. These are recorded at their fair value at acquisition date and are amortised in equal instalments over their estimated economic lives, from the date when the transfer of technology is complete. The period over which the Group expects to derive economic benefits does not exceed 20 years. Costs associated with internally developed intellectual property are generally treated as research and development costs. Development costs are recognised under the criteria stated above.

Fixed asset investments

Group fixed asset investments are recorded at cost or Directors' valuation, less provision for impairment.

Impairment of fixed assets

The carrying values of fixed assets are reviewed for impairment when there is an indication that the assets may be impaired. First year impairment reviews are conducted for acquired goodwill and intangible assets. Impairment is determined by reference to the higher of net realisable value and value in use, which is measured by reference to discounted future cash flows. Any provision for impairment is charged to the profit and loss account in the year concerned.

NOTES TO THE INTERIM FINANCIAL STATEMENTS continued

2 SEGMENTAL ANALYSIS

The Group's operations relate wholly to one class of business, pharmaceuticals. A further analysis of turnover and operating loss by geographical area is set out below, together with an analysis of cost of sales.

	Unaudited 6 months to 30 June 2002 £'000	Unaudited 6 months to 30 June 2001 £'000	Audited 12 months to 31 December 2001 £'000
(a) Turnover			
By class of business:			
Pharmaceuticals			
Contract development and licensing, including milestone payments	22,720	10,778	38,236
Manufacturing and distribution	3,138	3,224	6,422
Royalties receivable	1,818	797	1,468
	27,676	14,799	46,126
Contract development and licensing split:			
R & D costs recharged	4,582	2,112	9,857
Milestone payments	18,138	8,666	28,379
	22,720	10,778	38,236
By location of customer:			
UK	17,050	970	21,411
Europe	4,913	9,889	16,511
US	3,878	3,027	5,482
Rest of the world	1,835	913	2,722
	27,676	14,799	46,126
By location of operation:			
Europe	19,611	5,822	30,268
US	5,816	8,977	15,858
Canada	2,249	-	-
	27,676	14,799	46,126
(b) Cost of sales			
By class of business:			
Pharmaceuticals			
Contract development	(6,399)	(3,907)	(7,917)
Manufacturing and distribution	(5,203)	(4,989)	(10,331)
Royalties payable	(666)	(354)	(572)
	(12,268)	(9,250)	(18,820)
(c) Operating loss			
By class of business:			
Pharmaceuticals	(2,044)	(9,919)	(5,099)
By location of operation:			
UK	(4,633)	(2,772)	(6,840)
Europe	7,515	(6,382)	6,985
US	(4,329)	(765)	(5,205)
Canada	(597)	-	(39)
	(2,044)	(9,919)	(5,099)

NOTES TO THE INTERIM FINANCIAL STATEMENTS continued

3 OTHER OPERATING INCOME

In March 2002 the Group announced a transaction under which Paul Capital Royalty Acquisition Fund will pay SkyePharma $30 million during 2002 and 2003, principally to fund the clinical development of Propofol and HFA-formoterol. In return, SkyePharma has agreed to sell a portion of the potential future royalty and revenue streams from these, and seven other products from the drug pipeline to Paul Capital.

Between January 2002 and December 2015, Paul Capital could receive between 4% and 20% of the annual royalties and revenues from the nine products. Based on management's current projections, the 20% rate will apply from 2004 to 2008. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until 31 December 2015. During 2002 and 2003, the 20% rate will be reduced based on the percentage of the total $30 million already funded. Income of £3.6 million was recognised during the period under this agreement.

Under a separate agreement with Paul Capital, signed in December 2000, SkyePharma will also receive a total of $30 million between 2000 and 2002, to fund the clinical development and regulatory submission of DepoMorphine, in return for the sale of a portion of future royalty and revenue streams from DepoMorphine, Xatral OD, Solaraze and DepoCyt. Between January 2003 and December 2014, PCRAF will receive 15% of the annual royalties and revenues from the stated products, up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until 31 December 2014. Income of £4.1 million was recognised during the period under this agreement.

4 LOSS PER ORDINARY SHARE

	Unaudited 6 months to 30 June 2002	Unaudited 6 months to 30 June 2001	Audited 12 months to 31 December 2001
Attributable loss (£000's)	(4,165)	(11,603)	(9,452)
Weighted average number of shares in issue (000's)	566,452	517,830	526,250
Loss per share	(0.7p)	(2.2p)	(1.8p)

5 INTANGIBLE FIXED ASSETS

	Goodwill £'000	Intellectual property £'000	Development costs £'000	Total £'000
Cost				
At 1 January 2002	75,762	30,496	1,716	107,974
Exchange adjustments	-	919	71	990
Additions	231	4,957	-	5,188
At 30 June 2002	75,993	36,372	1,787	114,152
Amortisation				
At 1 January 2002	6,154	2,974	618	9,746
Exchange adjustments	-	130	15	145
Charge for the period	1,892	795	121	2,808
At 30 June 2002	8,046	3,899	754	12,699
Net book value at 31 December 2001	69,608	27,522	1,098	98,228
Net book value at 30 June 2002	67,947	32,473	1,033	101,453

In May 2002, SkyePharma acquired the entire drug delivery business of Bioglan AB for £3.6 million in cash and the assumption of £1.1 million of net liabilities. The acquired rights included Bioglan's Biosphere injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical technologies that had remained with Bioglan after the January 2001 development and commercialisation licensing agreement with Bioglan. SkyePharma is completing the review and determination of the fair value of all assets acquired and liabilities assumed. Accordingly the allocation of the purchase price is subject to revision.

NOTES TO THE INTERIM FINANCIAL STATEMENTS continued

6 FIXED ASSET INVESTMENTS

Cost	Unlisted investments £'000	Own shares £'000	Total £'000
At 1 January 2002	13,659	790	14,449
Exchange adjustments	(179)	-	(179)
Additions	3,535	-	3,535
At 30 June 2002	17,015	790	17,805
Provision			
At 1 January 2002	-	238	238
Charge for the period	-	185	185
At 30 June 2002	-	423	423
Net book value at 31 December 2001	13,659	552	14,211
Net book value at 30 June 2002	17,015	367	17,382

Unlisted investments
During the period the Company acquired an additional 500,000 series A convertible preferred shares of Astralis Limited, a US company, for £3.5 million. The total holding at 30 June 2002 is 200,000 ordinary shares and 1,500,000 series A convertible preferred shares.

Own shares
During 2001 the Company established an employee share ownership trust, the SkyePharma PLC General Employee Benefit Trust. The purpose of the trust is to hold shares in the Company, which may subsequently be awarded to Executive Directors and senior executives under the SkyePharma PLC Deferred Share Bonus Plan. During the period £67,000 was charged to the profit and loss account in respect of the matching shares granted.

In April 2002 the Company made a one-off cash payment to its Non-Executive Directors according to their length of service. The Non-Executive Directors elected to use these payments to acquire Ordinary Shares in the Company. The Company made available shares from the trust which resulted in a charge of £99,000 to the profit and loss account.

During the period certain Non-Executive Directors elected to invest a proportion of their remuneration in Ordinary Shares in the Company. The Company made available shares from the trust which resulted in a charge of £19,000 to the profit and loss account.

7 CURRENT ASSET INVESTMENTS

During the period SkyePharma received a £3.25 million unsecured 5% convertible Note due 2007 from GeneMedix PLC in respect of a DepoFoam development agreement. The Notes are convertible at the option of SkyePharma into GeneMedix ordinary shares at any time up to 30 June 2007. GeneMedix can elect to redeem in cash some or all of the Notes on conversion. The shares have been recorded at their fair value in SkyePharma's balance sheet.

8 ANALYSIS OF NET DEBT

	At 1 January 2002 £000's	Cash flow £000's	Non-cash changes £'000	Exchange movement £000's	At 30 June 2002 £000's
Cash at bank and in hand	9,451	1,789	-	(123)	11,117
Bank overdraft	(1,618)	711	-	(73)	(980)
Short-term bank deposits	17,441	23,135	-	(460)	40,116
	25,274	25,635	-	(656)	50,253
Debt due within one year	(4,792)	72	(804)	64	(5,460)
Debt due after one year	(65,923)	139	597	(476)	(65,663)
Finance leases	(1,721)	458	(450)	(84)	(1,797)
	(72,436)	669	(657)	(496)	(72,920)
Total	(47,162)	26,304	(657)	(1,152)	(22,667)

Cash at bank and in hand and short-term bank deposits are aggregated on the balance sheet.

NOTES TO THE INTERIM FINANCIAL STATEMENTS continued

9 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Unaudited 30 June 2002 £'000	Unaudited 30 June 2001 £'000	Audited 31 December 2001 £'000
Bank overdraft	980	675	1,618
Bank loans	1,543	3,187	1,521
Current portion of secured mortgage	265	237	248
Current portion of Chiron loan note	3,652	6,257	3,023
Trade creditors	3,903	2,791	3,716
Corporation tax	3	3	3
Other taxation and social security costs	1,713	955	1,031
Obligations under hire purchase and finance leases	1,007	833	847
Deferred income	16,073	2,354	11,690
Accruals	10,664	5,542	11,491
	39,803	22,834	35,188

10 SHARE CAPITAL

Equity share capital

	Ordinary Shares of 10p each Number	Nominal value £'000
Issued, allotted and fully paid		
At 1 January 2002	560,023,339	56,002
Exercise of 'B' warrants	127,982	13
Exercise of share options	1,038,274	104
Shares allocated in respect of RTP Pharma Inc.	8,059,268	806
Kowa Company Limited investment	30,000,000	3,000
At 30 June 2002	599,248,863	59,925

SkyePharma achieved control of RTP Pharma Inc. in December 2001 when agreement was reached to acquire the majority of the outstanding voting shares in RTP. In March 2002 SkyePharma announced the acquisition of the outstanding voting shares in RTP in return for the issue of SkyePharma Ordinary Shares. The total consideration of £39.4 million including acquisition costs comprised 49,959,367 Ordinary Shares and £4.1 million cash.

During the period 30 million Ordinary Shares were allotted to Kowa Company Limited for a total consideration of £25.3 million.

Non-equity share capital

	Deferred 'A' and 'B' Shares of 10p each Number	Nominal value £'000
Authorised and issued		
Deferred 'A' shares	12,000,000	1,200
Deferred 'B' shares	12,000,000	1,200
At 1 January 2002 and 30 June 2002	24,000,000	2,400

Warrants

The Company has the following warrants outstanding:

(a) 'B' Warrants

	Number
At 1 January 2002	56,525,415
Warrants exercised	(1,279,820)
At 30 June 2002	55,245,595

NOTES TO THE INTERIM FINANCIAL STATEMENTS continued

10 SHARE CAPITAL continued

Warrants continued

The 'B' Warrants, which were issued in January 1996 on the basis of one warrant for every ten existing Ordinary Shares subscribed pursuant to the placing, rights issue and capitalisation of loan notes and in consideration for the outstanding warrants of Krypton, entitle the holders to subscribe for 5,524,560 Ordinary Shares at any time during the period beginning six months after the date of issue and ending on 31 December 2002 at an effective price of 40 pence per Ordinary Share. Consequent upon the consolidation of existing Ordinary Shares in May 1996 the terms under which the 'B' Warrants may be exercised were amended so that a holder is required to exercise ten 'B' Warrants to acquire one Ordinary Share.

The market value of 'B' Warrants as at 30 June 2002 was 3.5 pence (31 December 2002: 3.25 pence). The market value of 'B' Warrants during the period from 1 January 2002 to 30 June 2002 ranged from the lowest mid-price of 3.25 pence to the highest mid-price of 4.75 pence per 'B' Warrant.

(b) 'D' Warrants
The 'D' Warrants were issued in March 2002 as part of the consideration for the agreement with Paul Capital to fund new product development and entitle the holders to subscribe for 2.5 million Ordinary Shares at any time during the period beginning on the date of issue and ending on 31 December 2008 at an exercise price of 73.75 pence per Ordinary Share.

(c) 'E' Warrants
The 'E' Warrants were also issued in March 2002 as part of the consideration for the agreement with Paul Capital to fund new product development and entitle the holders to subscribe for 2.5 million Ordinary Shares at any time during the period beginning 30 June 2002 and ending on 31 December 2008 at an exercise price of 73.75 pence per Ordinary Share.

11 POST BALANCE SHEET EVENT

Following the US launch and first commercial sale of Paxil CR by GlaxoSmithKline in April 2002, all 12 million 'A' Deferred Shares were converted into 12 million Ordinary Shares in August 2002.

Independent review report to SkyePharma PLC

INTRODUCTION

We have been instructed by the Company to review the financial information which comprises the consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated balance sheet, consolidated cash flow statement and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
London

18 September 2002

Notes

a) The maintenance and integrity of the SkyePharma website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

RECONCILIATION TO US ACCOUNTING PRINCIPLES

The financial statements of the Group are prepared in accordance with UK GAAP (Generally Accepted Accounting Principles) which differs in certain respects from US GAAP. The tables below summarise the material adjustments to the loss for the period and shareholders' funds which would be required if US GAAP had been applied instead of UK GAAP.

	Notes	Unaudited 6 months to 30 June 2002 £'000	Unaudited 6 months to 30 June 2001 £'000	Audited 12 months to 31 December 2001 £'000
Loss under UK GAAP		(4,165)	(11,603)	(9,452)
US GAAP adjustments:				
Purchase accounting and goodwill				
Amortisation of goodwill and other intangibles	i, iii	1,756	(3,113)	(5,708)
Depreciation of tangible fixed assets	ii	256	369	488
Write off of acquired in-process research and development costs	iii	-	-	(18,893)
Results in equity investments (RTP)		-	-	(559)
Deferred taxes	iii	145	-	-
Stock-based compensation	viii	(156)	(687)	(215)
Revenue recognition	vi	(2,172)	(713)	(1,934)
Sale of royalty interests				
Revenue recognition	vii	(7,660)	(3,334)	(6,342)
Interest expense	vii	(1,974)	(366)	(1,222)
Financial instruments	x	26	(436)	(31)
Net loss under US GAAP		(13,944)	(19,883)	(43,868)
Net loss per Ordinary Share under US GAAP (pence)		(2.5p)	(3.8p)	(8.3p)

Shareholders' funds	**Notes**	**Unaudited 30 June 2002** £'000	**Unaudited 30 June 2001** £'000	**Audited 31 December 2001** £'000
Shareholders' funds under UK GAAP		119,404	56,673	95,145
US GAAP adjustments:				
Purchase accounting and goodwill				
Goodwill	i, iii	84,369	91,809	73,259
Other intangible fixed assets	i, iii	5,041	-	5,174
Tangible fixed assets	ii	(7,478)	(7,230)	(7,192)
Investments	iii	(1,206)	-	796
Deferred taxes	iii	(1,919)	-	(2,738)
Contingent consideration charged to goodwill reserve	v	27,645	29,236	27,457
Shares and warrants to be issued and deferred shares	iv	(36,885)	(29,236)	(34,070)
Stock-based compensation	viii	(349)	(1,421)	(193)
Employee benefit trust	ix	(367)	(790)	(552)
Deferred revenue	vi	1,849	(1,444)	771
Funding liabilities	vii	(28,140)	(6,600)	(15,256)
Financial instruments	x	(5)	(436)	(31)
Shareholders' funds under US GAAP		161,959	130,561	142,570

Summary of material differences between UK and US GAAP

(i) **Goodwill and other intangible fixed assets** Prior to the introduction of FRS10, as permissible under UK GAAP, no intangible assets have been recognised as a result of purchase accounting as the intangible assets were considered to be an integral part of the business acquired and were, therefore, included within goodwill and eliminated against shareholders' funds. Where the aggregate of the fair values of the net assets acquired exceeded the cost of the acquired net assets resulting in negative goodwill, such excess was credited directly to reserves. The Group adopted transitional provisions under FRS10 and accordingly the Group did not reinstate goodwill previously eliminated against reserves as an intangible asset.

US GAAP requires an allocation of consideration to identifiable intangible assets, including any resulting from research and development. Goodwill and identifiable intangible assets are reflected as assets. Prior to 2002 goodwill was amortised over its useful life, with the exception of goodwill arising on acquisitions made after 30 June 2001. Effective 1 January 2002 goodwill is no longer amortised under US GAAP, but instead subject to annual impairment tests. This results in a reversal of goodwill amortisation charged under UK GAAP. Intangible fixed assets recognised under US GAAP purchase accounting requirements are amortised over their estimated revenue earning life. Negative goodwill, if any, is eliminated by proportionately reducing the value of the non-current assets acquired.

As noted in footnote 5 to the financial statements, the Group acquired the drug delivery business of Bioglan AB for £3.6 million consideration in May 2002. The Group has not completed its final review and determination of the fair values of all assets acquired, including in-process research and development, and assumed liabilities. Accordingly, the allocation of the purchase price is subject to revision based on the final determination of the fair values.

(ii) **Tangible fixed assets** Prior to the introduction of FRS10 under UK GAAP for business acquisitions, where the aggregate of the fair values of the net assets acquired exceeded the cost of the acquired net assets resulting in negative goodwill, such excess was credited directly to reserves. Under US GAAP such excess is eliminated by proportionately reducing the value of the non-current assets acquired.

(iii) **Acquisition of RTP** In 2001, the Group purchased the majority interest of RTP through a two-step acquisition effected in July and December 2001. The acquisition was recorded using the purchase method of accounting under both UK and US GAAP.

The adjustments between UK and US GAAP in respect of the RTP acquisition relate mainly to differences in the valuation of purchase price consideration, the methods of purchase price allocation and the amortisation of goodwill. This has resulted in a £5.3 million increase in purchase consideration and differences in the amounts assigned to certain tangible and intangible fixed assets, investments and related deferred taxes. Under US GAAP amounts allocated to acquired in-process research and development that do not have an alternative use have been expensed through earnings in the period of acquisition; under UK GAAP, certain of these amounts are not separately identified but considered part of goodwill. In addition, under UK GAAP goodwill is being amortised over 20 years on a straight-line basis while under US GAAP, goodwill resulting from this acquisition was not amortised.

Summary of material differences between UK and US GAAP continued

(iv) **Shares and warrants to be issued and deferred shares** Under UK GAAP, consideration payable in future in connection with the acquisition of Krypton and Jago is included within shareholders' funds as "shares and warrants to be issued" and "deferred shares", respectively. Under US GAAP, contingent consideration is recognised only when determined beyond reasonable doubt.

(v) **Contingent consideration charged to goodwill** The Group effected the acquisition of Krypton and Jago through the exchange of warrants and shares. The issuance of certain of these warrants and shares is contingent upon the occurrence of certain future events. Under UK GAAP, the Group estimated the fair value of the contingent consideration to determine the acquisition cost. The resulting goodwill was eliminated against shareholders' funds. Under US GAAP the acquisition cost has been adjusted to remove the contingent consideration, which is only recognised when it is determinable beyond reasonable doubt.

(vi) **Revenue recognition** Under US GAAP, more prescriptive criteria than UK GAAP have been applied to assess whether the culmination of the earnings process has been completed and whether the Group has continuing obligations throughout the contract term. As a result, under US GAAP certain non-refundable fees have been deferred over the contract terms.

Deferred revenue reflects the amount of revenue not currently eligible for recognition under under US GAAP as well as the reversal of £8.0 million (£nil and £4.8 million as of 30 June 2001 and 31 December 2001, respectively) deferred revenue under UK GAAP related to the sale of royalty interests, which is treated as debt under US GAAP.

(vii) **Sale of royalty interests** Under UK GAAP payments received from a third party to fund the internal research and development of a product in return for the sale of a proportion of potential future royalty streams from a selection of products are reflected within other operating income when the risk of reimbursement has effectively been transferred to the third party. US GAAP requires such funding payments to be recorded as debt where there is continuing involvement in the generation of the cash flows due to the third party. The US GAAP adjustment for the statement of operations includes the reversal of funding revenue recorded from the third-party as well as recording the interest charge for the period on the outstanding funding liability balance.

(viii) **Stock-based compensation** Under US GAAP, the Group applies Accounting Principles Board Opinion (APB) No. 25, 'Accounting for Stock Issued to Employees', and related interpretations in accounting for its plans. Accordingly, a compensation expense has been recognised for performance-based compensation plans where it is probable that the performance criteria will be met and the options exercised prior to the expiration of the options issued under these plans. No compensation expense has been recognised for those plans which are considered fixed option plans under APB 25 and where the options granted under the plans are granted at a price which equals the market price at the date of grant.

(ix) **Employee Benefit Trust** Under UK GAAP the Ordinary Shares of the Company held by the SkyePharma PLC General Employee Benefit Trust are recorded at cost and accounted for as investments.

Under US GAAP the Ordinary Shares of the Company purchased by the Employee Benefit Trust are accounted for at cost as treasury shares which reduce shareholder's equity. Gains or losses arising on subsequent issuance of the shares to employees are recorded as adjustments to shareholders' equity.

Summary of material differences between UK and US GAAP continued

(x) **Financial Instruments** Under UK GAAP, periodic gains and losses on interest and foreign currency derivatives are not recognised until the operational transactions to which they are linked occur. Under US GAAP, the Group records all derivative instruments on the balance sheet at fair value with changes in fair values recorded in earnings. The Group has also reviewed its contractual arrangements for the existence of embedded derivatives that should be separately accounted for under SFAS 133. If embedded derivatives are identified, they are recorded separately from their host contracts at fair value, with changes in fair value recognised in current earnings.

(xi) **Recent US GAAP Pronouncements** On 20 July 2001 the FASB issued Statement No. 141, 'Business Combinations', and Statement No. 142 'Goodwill and Other Intangible Assets' which are required to be implemented with effect from 1 July 2001 and 1 January 2002, respectively. FASB Statement No. 141 requires that all combinations be accounted for under the purchase method. FASB Statement No. 142 requires that goodwill will no longer be amortised over its estimated useful life. The Group must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Separate intangible assets with finite lives continue to be amortised over their useful lives. The Group adopted SFAS 142 prospectively as of 1 January 2002. As of 30 June 2002, the Group had unamortised goodwill under US GAAP in the amount of £152.3 million and no intangible assets with indefinite useful lives. During the second quarter of 2002, the Group completed the transitional goodwill impairment test prescribed in SFAS No. 142 with respect to existing goodwill. The transitional goodwill impairment test involved a comparison of the fair value of each of the Group's reporting units, as defined under SFAS No. 142, with its carrying amount as of the adoption date. As a result of the transitional impairment tests performed as of 1 January 2002, there was no indicator of goodwill impairment. The net loss under US GAAP, adjusted to exclude goodwill amortisation expense, amounts to £ 15.6 million and £35.3 million for the six months ended 30 June 2001 and the year ended 31 December 2001, respectively. The net loss per share under US GAAP, adjusted to exclude goodwill amortisation expense, amounts to 3.0 pence and 6.7 pence for the six months ended 30 June 2001 and the year ended 31 December 2001, respectively.

In August 2001, the FASB issued FASB Statement No. 143, 'Accounting for Obligations Associated with the Retirement of Long-Lived Assets'. This standard will be effective for the Group's fiscal year beginning 1 January 2003. The standard requires that such obligations be capitalised as part of the assets' cost at the time of initial recognition, with the related liability discounted to its fair value at the date of recognition. The income statement impact of adopting this standard will be presented as a cumulative effect of a change in accounting principle. The Group is assessing the impact that this new standard will have on its financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145. This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet certain criteria. Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after 15 May 2002. However, certain sections are effective for transactions occurring after 15 May 2002. The Group does not expect the adoption of this standard to have a material effect on its financial statements.

SFAS 146 'Accounting Costs Associated with Exit or Disposal Activities', which was issued at the end of June 2002, addresses issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. This standard will be implemented with effect from 1 January 2003. The Group is currently assessing the impact of this standard.

- ENDS -

SkyePharma and Meditech Announce Solarase(TM) Marketing Agreement

LONDON, and MELBOURNE, Australia, Sep 9, 2002 /PRNewswire-FirstCall via COMTEX/ -- SkyePl (Nasdaq: SKYE; LSE: SKP) and Meditech Research Limited (ASX: MTR) today announced a recipr agreement concerning Solarase(TM), a topical therapy for the pre-cancerous skin condition, actir keratosis, in certain Pacific Rim territories. Solarase(TM) is approved by regulatory authorities in and Europe. It is already marketed under licenses from SkyePharma by Shire Pharmaceuticals in countries, including the UK, Germany and Sweden, and in the US by Quintiles Transnational Inc.

SkyePharma acquired rights to Solarase(TM) in 1999 from the administrators of Hyal Pharmaceu excluding those relating to certain Pacific Rim territories owned by Meditech under a pre-existing Hyal. Under the new agreement announced today, SkyePharma re-acquires these territorial righ Solarase(TM) from Meditech in return for an upfront payment, a milestone on eventual product r Australia or New Zealand, and a royalty on sales.

SkyePharma gains the exclusive right to manufacture and market or sublicense Solarase(TM) in . Zealand, Singapore and Malaysia whilst Meditech obtains equivalent rights in new territories; Chi Indonesia and the Philippines, countries which were not included under the previous agreement. will receive an identical royalty on sales made by the other company in their allocated territory.

Michael Ashton, Chief Executive Officer of SkyePharma, commented, "Australia is the world's sec cancer market after the US. We estimate that the incidence of actinic keratosis, a pre-cancerous associated with over exposure to the sun, is in the region of 20% of the population so this is an i for us. Solarase(TM) treatment has demonstrated complete or significant global improvement in patients. We will conduct an additional clinical study in Australia before pursuing rapid product re our clinical and regulatory expertise whilst seeking a commercialization partner to maximize mar

Meditech's Chief Executive Officer, Mr. Chris Carter, noted; "These arrangements provide Medite greater prospects for early realization of significant royalties on SkyePharma's sales of Solarase(rights to secure commercial agreements in China, Taiwan, Indonesia and the Philippines, Medite advantage of its working relationships with Asian companies to access the market potential of th populations."

Notes to Editors

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and m formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and to supported by enhanced solubilization capabilities. For more information, visit http://www.skyeph

Meditech specializes in research and development of carbohydrate technologies to preferentially therapeutic compounds to disease targets and enhance cellular uptake whilst reducing or elimina involvement and consequent unwanted side effects. Earlier in the year, the Company obtained v‹ results from two Phase I trials of its HyACT(TM) technology formulated with widely used anticanc http://www.mrl.com.au or Email: mrl@mrl.com.au

MAKE YOUR OPINION COUNT - Click Here
http://tbutton.prnewswire.com/prn/11690X34282615

SOURCE SkyePharma PLC; Meditech Research Limited

CONTACT: Michael Ashton, Chief Executive Officer, or Valerie Tate, Head of Investor Relations, +44-207-491-1777, Sandra Haughton, US In' Relations, +1-212-753-5780, all of SkyePharma PLC; Tim Anderson both of Buchanan Communications, +44-207-466-5000, for SkyePhar: Chris Carter, Chief Executive Officer, +61-3-9296-2026, or Dr T: Director of Research & Development, +61-3-9905-3760, both of Me‹

URL: http://www.skyepharma.com
http://www.prnewswire.com

RNS Number:5900A
Skyepharma PLC
30 August 2002

SkyePharma PLC (the "Company")

Following the launch of Paxil CR in April 2002 and in accordance with article 5B.1.4 of the Company's articles of association, 12,000,000 "A" Deferred Shares issued to Dr Gonella in July 2000 nave been redesignated as 12,000,000 Ordinary Shares of 10p each.

With an additional interest in these 12,000,000 Ordinary shares, effective from 30th August 2002, Dr Gonella has a 12.1% holding in the capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Skyepharma(SKP)

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SkyePharma Expands Operations into Japan

SkyePharma Expands Operations into Japan Appoints Yuji Kando as Business Development Manager

LONDON, August 19, 2002 -- SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) announced today that it has expanded global operations with the opening of an office in Osaka, Japan, to serve the growing need for innovative drug delivery products by the world´s second largest pharmaceutical market.

With over 12 years experience in Japanese pharmaceutical companies, Mr Yuji Kando has been appointed as SkyePharma´s Business Development Manager specifically for the region. Working as part of SkyePharma´s global business development group, Mr Kando will build on SkyePharma´s established business relationships, seeking to strengthen partnerships and to identify further added-value opportunities for clients´ products through the application of a broad range of drug delivery technologies. In addition, Mr Kando will seek new licensees for the Company´s drug delivery technology and selected, late-stage pipeline products.

Michael Ashton, SkyePharma´s Chief Executive Officer commented, "Our links with Japan have grown significantly over the last two years, a trend which is set to continue. Our technologies are ideal for the challenging task of delivering a number of Japan´s promising biotechnology products or for providing opportunities to extend the commercial potential of already-proven drugs. Mr Kando´s experience in both clinical and business development, with Torii Pharmaceutical Co., Ltd, and most recently with the Pharmaceutical Division of Japan Tobacco Inc., will be an invaluable additional asset to SkyePharma´s commercial capabilities."

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company´s proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by enhanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

For further information please contact:
SkyePharma PLC
Michael Ashton, Chief Executive Officer +44 (0) 207 491 1777
Valerie Tate, Head of Investor Relations
Sandra Haughton, US Investor Relations +1 (212) 753 5780
Yuji Kando, Japan + 81 6 6225 1129

Buchanan Communications
Tim Anderson / Nicola How +44 (0) 207 466 5000

SkyePharma Appoints Neal Fitzpatrick as Vice President of Global Marketing

LONDON, Aug 13, 2002 /PRNewswire-FirstCall via COMTEX/ -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announced today that Mr. Neal Fitzpatrick has been appointed to the newly established position of Vice President of Global Marketing within the Company's business development group. Based in the US, Mr. Fitzpatrick will be responsible for identifying and marketing internal product pipeline opportunities and for working with pharmaceutical partners to commercialize SkyePharma's products and broad range of drug delivery platforms.

Michael Ashton, SkyePharma's Chief Executive Officer said, "The creation of this new post underlines the importance we place on the accelerated development of our own internal product pipeline. With a background in defining and implementing product marketing strategy for major pharmaceutical companies, Neal brings the experience and market understanding to drive this component of our corporate strategy and to enhance SkyePharma's visibility within the global pharmaceutical market place. "

Mr. Fitzpatrick has nearly 20 years of pharmaceutical industry experience, principally focused on product sales and marketing. He was formerly senior group marketing director at Wyeth Pharmaceuticals, Inc. where, within the first four years of development, Mr. Fitzpatrick built the haematology franchise to over US$500 million annually to attain a market leadership position. He has also held several senior positions at Bristol-Myers Squibb.

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by enhanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

SOURCE SkyePharma PLC

CONTACT: Michael Ashton, Chief Executive Officer, or Valerie Tate, Head of Investor Relations, +44-0-207-491-1777, or Sandra Haughton, US Investor Relations, +1-212-753-5780, all of SkyePharma PLC; or Tim Anderson or Nicola How, both of Buchanan Communications, +44-0-207-466-5000

URL: http://www.skyepharma.com

RNS Number:8540Z
Skyepharma PLC
12 August 2002

For Immediate Release 12 August 2002

SkyePharma

Notification of Major Interest in Shares

In accordance with Sections 198-203 of the Companies Act 1985 SkyePharma PLC (the "Company") was informed on 9 August 2002 that consequent upon a transfer into management on 7 August 2002 of 2,085,000 shares, Legal & General Investment Management Limited now hold 19,067,941 Ordinary Shares of 10 pence each, representing 3.18% of the issued share capital of the Company.

- E n d s -

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by enhanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

For further information please contact:
SkyePharma PLC
Michael Ashton, Chief Executive Officer
+44 (0) 207 491 1777
Valerie Tate, Head of Investor Relations
Sandra Haughton, US Investor Relations
+1 (212) 753 5780

SkyePharma

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SkyePharma and GeneMedix Sign Interferon alpha-2b Development Agreement

LONDON, Jul 2, 2002 /PRNewswire-FirstCall via COMTEX/ -- SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) and GeneMedix plc (LSE: GMX) today announce the signature of a Joint Agreement to develop an extended release formulation of interferon alpha-2b using SkyePharma's proven DepoFoam(TM) injectable drug delivery technology. Interferon alpha-2b is already accepted as a part of the standard therapy in the treatment of Hepatitis C and Hepatitis B infection, and as an adjunct to chemotherapy in certain forms of cancer.

Paul Edwards, GeneMedix' Chief Executive Officer, commented: "This Agreement is an important milestone in the development of GeneMedix. Our stated objective is to develop innovative formulations of our recombinant proteins, enabling us to compete more successfully, especially in Europe and the USA. This deal with SkyePharma gives us access to an advanced project using proven drug delivery technology."

SkyePharma has already formulated interferon alpha-2b with its DepoFoam technology. Reflecting this, and the value of the DepoFoam licensing rights, SkyePharma received from GeneMedix an initial payment of US$5m. The payment was satisfied through the issue of an unsecured Note, carrying a 5% coupon, which is convertible at any time into between approximately 8.3 million and 11.2 million fully paid, ordinary GeneMedix shares. GeneMedix has the option to redeem the Note for cash in certain circumstances. In addition, SkyePharma will receive undisclosed milestones payable against progress through clinical development. The two companies will assume equal shares of further development and manufacturing costs and will also share potential milestones received and royalties from a third party on the eventual out-licensing and sales of the product.

Therapeutic proteins are easily degraded inside the body. SkyePharma's proven DepoFoam(TM) extended release, injectable technology, combined with GeneMedix' recombinant interferon alpha-2b, has the possibility to deliver therapeutic doses of the protein in a controlled manner for a period up to 28 days from a single injection. This would represent a considerable benefit to patients with Hepatitis C whose current treatment may require injection of interferon alpha-2b every few days.

Michael Ashton, SkyePharma's Chief Executive Officer, commented: "Extended-release formulations of macromolecules, particularly proteins, create a substantial market opportunity believed to be worth in excess of US$10 billion. We have several third-party development agreements already in place and now intend to capitalise on our in-house expertise by specifically targeting deals where we share the potential rewards. The synergy between GeneMedix' expertise in the manufacture of recombinant proteins and our extended release technologies presents an exciting prospect for many such projects in the future."

Paul Edwards, Chief Executive Officer of GeneMedix plc +44-(0)-1638-663-320; Clare Warren or Michael Padley of College Hill, +44-(0)-207-4572020; Michael Ashton, Chief Executive Officer of SkyePharma PLC or Valerie Tate, Head of Investor Relations of SkyePharma PLC, +44-(0)-207-491-1777, or Sandra Haughton, US Investor Relations of SkyePharma PLC, +1-212-753-5780; Tim Anderson or Nicola How of Buchanan Communications, +44-(0)-207-466-5000

Notes

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by enhanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

GeneMedix plc is establishing a portfolio of high quality, recombinant protein products to treat both acute and chronic diseases by efficiently managing intellectual property, building a manufacturing network and establishing long term collaborations with marketing partners to provide those products at affordable prices on a global basis. Further information is available on http://www.genemedix.com.

Hepatitis C is one of the most serious forms of hepatitis, a major global disease that can lead to serious complications including liver cancer. Less than 2% of the world's estimated 170 million chronically-infected Hepatitis C patients receive therapy. A new report (Decision Resources, Inc) finds the market for Hepatitis C treatments "poised for dramatic growth". The report forecasts that sales of pharmaceuticals to treat Hepatitis C-infected patients will increase almost threefold between 2001 and 2011 in the major pharmaceutical markets (the United States, France, Germany, Italy, Spain, the United Kingdom, and Japan), growing from $1.7 billion in 2001 to a projected $6.6 billion in 2011.

SOURCE SkyePharma PLC; GeneMedix plc

CONTACT: Paul Edwards, Chief Executive Officer of GeneMedix plc, +44-(0)-1638-663-320; Clare Warren or Michael Padley of College Hill, for SkyePharma PLC and GeneMedix plc, +44-(0)-207-4572020; Michael Ashton, Chief Executive Officer of SkyePharma PLC or Valerie Tate, Head of Investor Relations of SkyePharma PLC, +44-(0)-207-491-1777, or Sandra Haughton, US Investor Relations of SkyePharma PLC, +1-212-753-5780; Tim Anderson or Nicola How of Buchanan Communications, for SkyePharma PLC and GeneMedix plc, +44-(0)-207-466-5000

URL: http://www.skyepharma.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SkyePharma PLC

By: ______________________

Name: Douglas Parkhill

Title: Company Secretary

Date: October 18, 2002

LONDON:187915.1